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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70084 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/23/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDAMERICA SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S HARBOUR ISLAND BLVD., STE 390
(No. and Street)

| TAMPA | FL | 33602 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

| 3535 Roswell Rd., Ste 32 | Marietta | GA | 30062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ana R. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDAMERICA SECURITIES, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

Signature

FINOP

Title

Notary Public

Carol Brackett
NOTARY PUBLIC
Whitfield County, GEORGIA
My Comm. Expires
6/28/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MidAmerica Securities, LLC

## AUDITED FINANCAL STATEMENTS

## For the Period August 23, 2019 (date of FINRA approval)

## through December 31, 2019

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MidAmerica Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of MidAmerica Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the period August 23, 2019 (date of FINRA approval) to December 31, 2019 and the related notes and schedules 1 and 2 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MidAmerica Securities, LLC for the period August 23, 2019 (date of FINRA approval) to December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of MidAmerica Securities, LLC's management. Our responsibility is to express an opinion on MidAmerica Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of MidAmerica Securities, LLC's financial statements. The supplemental information is the responsibility of MidAmerica Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1 and 2 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 18, 2020, except Schedule 2 referred to above, which is February 20, 2020

goldman & COMPANY, CPAS

535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

# Table of Contents

**MidAmerican Securities, LLC**
**Statement of Financial Condition**
**December 31, 2019**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and Cash Equivalents | $ | 38,804 |
| Prepaid Assets and Deposits | | 2,853 |
| **Total Assets** | $ | 41,657 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts Payable | | 53 |
| Due to Parent | | 14,630 |
| **Total Liabilities** | $ | 14,683 |
| **Member's Equity** | | |
| Additional Paid-in Capital | | 61,680 |
| Accumulated Deficits | | (34,706) |
| **Total Member's Equity** | $ | 26,974 |
| **Total Liabilities and Member's Equity** | $ | 41,657 |

The accompanying notes are an integral part of these financial statements.

MidAmerica Securities, LLC
Statement of Operations
For the Period of August 23 (date of FINRA approval)
through December 31, 2019

| | 2019 |
|---|---|
| **Revenues** | |
| **Gross Profit** | - |
| | |
| **Operating Expenses** | |
| Salaries and Wages | 11,786 |
| Professional Services | 7,400 |
| Rent | 1,772 |
| Regulatory Fees | 8,994 |
| Office Supplies and Expenses | 1,313 |
| Other Expenses | 410 |
| **Total Operating Expenses** | 31,675 |
| | |
| **Net Loss** | $ ( 31,675) |

The accompanying notes are an integral part of these financial statements.

**MidAmerica Securities, LLC**
**Statement of Changes in Member's Equity**
**For the Period August 23, 2019 (date of FINRA approval) to December 31, 2019**

| | Additional Paid-In Capital | Accumulated Deficits | Totals |
|---|---|---|---|
| **Balance at August 23, 2019** | $ 61,680 | $ ( 3,031) | $ 58,649 |
| Capital Contributions | - | - | - |
| Capital Distributions | - | - | - |
| Net income (loss) | - | ( 31,675) | ( 31,675) |
| **Balance at December 31, 2019** | $ 61,680 | $ ( 34,706) | $ 26,974 |

The accompanying notes are an integral part of these financial statements.

**MidAmerica Securities, LLC**
**Statement of Cash Flows**
**For the Period August 23, 2019 (date of FINRA approval) to December 31, 2019**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net Loss | $ | ( 31,675) |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Prepaid Expenses and Deposits | | ( 1,844) |
| Accounts Payable | | 53 |
| Accrued Expenses | | 14,630 |
| **Net cash used in operating activities** | | ( 18,836) |
| **Net decrease in cash and equivalents** | | ( 18,836) |
| **Cash and equivalents at beginning of period** | | 57,640 |
| **Cash and equivalents at end of period** | $ | 38,804 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – General and Summary of Significant Accounting Policies

### *General*

MidAmerica Securities, LLC (the "Company") is a limited liability company which was formed in the State of Delaware on November 6, 2017 and a fully owned subsidiary of MidAmerica Administrative & Retirement Solutions, LLC ("MARS"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since August 23, 2019. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of selling mutual funds, variable life insurance and annuities products.

### *Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

### *Revenue Recognition*

The Company has adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

The Company had no revenue in 2019.

## NOTE 1 – General and Summary of Significant Accounting Policies *(Cont'd)*

### *Cash and Cash Equivalents*

For the purposes of the Statement of Cash Flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than 90 days that are not held for sale in the ordinary course of business.

### *Basis of Accounting*

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

## NOTE 2 – Occupancy

The Company shares office space with a related party. For the period August 23 to December 31, 2019, the Company recognized $1,772 in rent expense.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019, with early adoption permitted. The Company does not have any leases that meet the requirements of ASU 2016-02.

## NOTE 3 – Related Party Transactions

The Company has an expense sharing agreement with its parent, MARS. MARS allocates all appropriate expenses to the Company on a monthly basis. Shared expenses during the period August 23 to December 31, 2019, amounted to $14,630 of which $14,630 was payable as of December 31, 2019.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## NOTE 4 – Subsequent Events

Subsequent events have been evaluated through February 18, 2020, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

## NOTE 5 – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2019, the Company did not exceed the federally insured limit.

## NOTE 6 – Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

## NOTE 7 – Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2019. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## NOTE 8 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $24,121 which was $19,121 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.6087 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

## NOTE 9 – Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The members report the Company's taxable income or loss on their respective tax returns. The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained during examinations. A tax position includes the entity's status. The Company believes it has no uncertain positions.

**MidAmerica Securities, LLC**
**Schedule I – Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2019**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total Member's Equity | $ | 26,974 |
| Non-Allowable Assets | | ( 2,853) |
| Haircuts on Securities | | - |
| Net Allowable Capital | $ | 24,121 |

**Computation of Net Capital Requirement**

| | | |
|---|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ | 1,835 |
| Minimum Net Capital Requirement of Reporting Broker-Dealer | $ | 5,000 |
| Net Capital Requirement | $ | 5,000 |
| Excess Net Capital | $ | 19,121 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 14,683 |
| Percentage of Aggregate Indebtedness to Net Capital | | 60.87% |

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019.

**MidAmerica Securities, LLC**

**Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3**

**As of December 31, 2019**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MidAmerica Securities, LLC

We have reviewed management's statements, included in the accompanying MidAmerica Securities, LLC's Annual Exemption Report, in which (1) MidAmerica Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MidAmerica Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) MidAmerica Securities, LLC stated that MidAmerica Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MidAmerica Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MidAmerica Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 18, 2020, except the exemption provision noted above, which is February 20, 2020

goldman & COMPANY, CPAS

1535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

MidAmerica

**EXEMPTION REPORT**

MidAmerica Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 15c3-3 under the following provisions of 17 C.F.R 240.15c3-3: (k)(1)

and

2. The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3 (k)(1) throughout the most recent fiscal year ended December 31, 2019 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Ana R. Carter
Name

[signature]
Authorized Signature

FINOP
Title

2/20/2020
Date

**Administration Office**
2855 Interstate Drive, Suite 115
Lakeland, FL 33805

**Corporate Headquarters**
One Harbour Place
777 South Harbour Island Blvd, Suite 390
Tampa, FL 33602

**P:** (800) 430-7999
**F:** (863) 686-9727

www.myMidAmerica.com